

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 20, 2016

<u>Via E-mail</u>
Joyce LaViscount
Chief Financial Officer
Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, Pennsylvania 18940

> **Re:    Helius Medical Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2016**
> **Filed June 28, 2016**
> **File No. 000-55364**

Dear Ms. LaViscount:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2016

Report of Independent Registered Public Accounting Firm, page F-2

1.    Please amend your filing to include an audit report that is signed by your independent registered public accountant as required by Article 2 of Regulation S-X.  Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings. The amendment should also include currently dated Section 302 and 906 certifications that reference the amended Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Joyce LaViscount
Helius Medical Technologies, Inc.
October 20, 2016
Page 2

You may contact Jeanne Bennett at (202) 551-3606 or me at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery